

September 26, 2013

Via E-mail
Eric S. Rosenfeld
Chairman and Chief Executive Officer
Quartet Merger Corp.
777 Third Avenue, 37th Floor
New York, NY 10017

>   **Re: Quartet Merger Corp.**
>   **Registration Statement on Form S-1**
>   **Filed September 12, 2013**
>   **File No. 333-191129**

Dear Mr. Rosenfeld:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover

1.   We note your response to prior comment 1. Please provide us a copy of the "printed" version of your prospectus cover that shows how the text will be presented on one page in a manner consistent with the requirements of Rule 421.

Prospectus Summary, page 1

2.   We note that your definition of "sponsors" refers to your initial stockholders prior to the offering. It is unclear whether you mean just the initial holders of your stock or also the transferees of those holders like those mentioned on page 75. Also please tell us whether you mean the effective date of the registration statement or the closing of the offering when you refer to "this offering" in the definition of "sponsors." Please revise for clarity.

3.   We note your response to prior comment 6; however, the second paragraph on page 2 of the prospectus continues to refer to prior transactions. Please relocate that disclosure to a subsequent section of your document where you can provide balanced disclosure regarding those transactions. In this regard, please tell us where you have provided disclosure of any relevant adverse results relating to those transactions, like losses, delinquent filings, and issuance of financial statements that were later found to be misstated.

4.   We note your revisions on page 6 in response to prior comment 7; however, the purpose of the Class B remains unclear. If you wanted to alleviate dilutive effects, would that not be achieved more effectively by selling only Class A shares? Please revise to highlight clearly the purpose of having two classes of common stock. In an appropriate subsequent section of your document, explain how the two classes achieve this purpose.

Private Placements, page 3

5.   Please address that part of prior comment 10 that sought clear disclosure of whether there are voting restrictions on the insider or private placement shares in connection with a vote to amend your charter as mentioned on page 58.

6.   Please expand your response to prior comment 12 to provide a more detailed explanation of how you calculated the restricted periods for your public offering and the two separate private placements involving your sponsors and underwriter in connection with your public offering and any subsequent exercise of the overallotment option by the underwriter. Include in your response:

   - your analysis of whether the underwriter's participation in the private placement in connection with any subsequent exercise of the overallotment option will be deemed to continue the distribution of your public offering, thereby extending the applicable restricted period under Regulation M, and
   - an explanation of when the offering price - which you say in response 12 is subject to change - will be set for the public offering as well as for the private placements, and the specific circumstances in which the price is likely to change from what you currently disclose.

7.   We will continue our evaluation of your responses to our prior comments - including prior comments 12 and 63 - after you file the relevant agreements, including the underwriting and subscription agreements, as exhibits to your registration statement. We encourage you to include the exhibits with the next amendment to your registration statement.

8.   Please explain in greater detail your conclusion stated in response to prior comment 12 that the private placements will not have any effect on the market price of the securities being offered in the registered transaction given that it appears that the private

placements were designed specifically to satisfy your commitment to the public stockholders to place and maintain at least approximately $10.20 per public Class A share in the trust. Include in your response your analysis of why the sponsors' and underwriter's private placement purchases, which are specifically intended to maintain at least $10.20 per public Class A share in the trust account, will not (1) have any effect or influence on the trading volume in your securities, (2) affect public stockholders' decision to buy, hold or sell their Class A shares, or (3) otherwise facilitate the public offering or initial business combination.

Limited Payments to Insiders, page 9

9. Please reconcile your disclosure that there is no limit on the amount of out-of-pocket expenses reimbursable by you with your disclosure beginning on page 8 regarding the limited amount of proceeds you can release from the trust.

Conversion rights, page 11

10. We note your response to prior comment 16. Please provide us your analysis supporting your conclusion that the 94.2% threshold permits your net tangible assets to be at least $5,000,001.

Risk Factors, page 17

11. We note your response to prior comment 24. We also note your disclosure on page 2 that the requirement that the target business have a value at least equal to 80% of the balance of the trust account is pursuant to a Nasdaq rule. In addition, we note that you describe voting, transfer and liquidation restrictions, indemnification obligations, obligations to pay the cost of liquidation and similar obligations as agreements between you and your affiliates. It is unclear why such restrictions or obligations could not be changed by Nasdaq delisting or revised agreements between the parties without approval of all of your public stockholders. We may have further comment when you file the relevant agreements as exhibits to this registration statement.

12. Please provide us citations to the specific authority for the conclusions in the first sentence of your response to prior comment 25.

13. We note your response to prior comment 27. However, if a public Class A stockholder wishes to vote against a business combination because that holder prefers that the company seek a different transaction, it appears that your structure presents that stockholder with a conflict because, by exercising the right to express the holder's views against the proposed transaction, the holder is forced to risk losing a portion of the trust funds if you subsequently liquidate. Please address this conflict in a separate risk factor.

14.   We note the last sentence of your response to prior comment 31. If true, please highlight in a separate risk factor that shareholders who abstain or who do not vote will not be entitled to convert their shares into cash in connection with the transaction or to receive cash in connection with liquidation of the trust.

15.   Please expand your response to prior comment 39 to clarify why you believe the tax implications to investors do not present a material risk that should be disclosed at this time. For example, do investors not face material tax risks or uncertainties that they cannot avoid after they make an investment decision in this offering; for example, risks or uncertainties regarding allocation of basis among the offered securities, the automatic conversion of the Class B, or the liquidation proceeds changing depending on the investors' vote on a business combination?

If third parties bring claims . . ., page 19

16.   We note your response to prior comment 19. Please revise this risk factor to clarify that Mr. Rosenfeld will not be personally liable to your public stockholders and instead will only be liable to you, as disclosed on page 57.

We may be unable to consummate an initial . . ., page 24

17.   We note your revisions to this risk factor in response to prior comment 3; however, the risk factor caption still refers to a "pro rata" distribution in connection with liquidation. Please revise.

If we are unable to consummate an initial business combination . . ., page 25

18.   We note your response to prior comment 31. Please clarify whether, in the event of liquidation, you will distribute $10 per share to dissenting public Class A shareholders from the trust account before calculating the per share amount to be distributed to those public shareholders who voted in favor of the last proposed business combination. If that is the case, please revise to disclose throughout your prospectus the related implications, such as the possibility that public shareholders who voted in favor may receive less than $10 per Class A share. Also, please clarify who will receive the amount in excess of $10 per share that would have been received by the dissenting shareholders in the event that the per share amount in the trust exceeds $10 per share.

19.   Please provide us your analysis of how the different rights of your stockholders upon liquidation affect the trading of your securities. For example, how will a purchaser of your securities in the public market know whether the security being purchased was voted for or against a proposed transaction and, therefore, what the holder will receive upon liquidation?

<u>We may not be required to obtain an opinion from an independent…, page 30</u>

20.   In an appropriate section of your document, please disclose the substance of the second sentence of your response to prior comment 35, and clarify whether this provision requires the consent of all public Class A shareholders before it can be changed.

<u>Use of Proceeds, page 35</u>

21.   Please revise your disclosure in the second paragraph following the footnotes on page 36 to be consistent with your response to prior comment 34.

<u>Sources of Target Business, page 50</u>

22.   Please expand your response to prior comment 46 to explain why you do not believe the underwriter's equity ownership and payment rights create a conflict of interest given that the underwriter will not receive its 3.75% fee unless you consummate an initial business combination. In this regard, we also note the fact that the underwriter has agreed not to convert or sell its insider shares until after you consummate an initial business combination.

<u>Liquidation, page 55</u>

23.   Please expand your response to prior comment 50 tell us whether state law is settled with regard to whether different holders of the same class or series of shares can be entitled to receive different amounts upon liquidation. In your response, please cite any relevant precedent that addresses this issue specifically.

<u>Election to remain an investor . . ., page 61</u>

24.   Please disclose the substance of the second paragraph of your response to prior comment 32 in this section.

<u>Limitation on Liability and Indemnification . . ., page 71</u>

25.   Please expand your revision in response to prior comment 19 to clarify, if true, that the limitation on indemnification you disclose here is memorialized in your charter documents.

<u>Principal Stockholders, page 72</u>

26.   We note your response to prior comment 55; however, regulation S-K Item 403(b) requires that your disclosure of the security ownership of management reflect ownership of each class of equity securities. Please revise.

27.   We note your disclosure in the second and last paragraphs on page 73. Please provide us
        a table that shows the amount to be forfeited and the amount of private units to be
        purchased by each entity and group in the table on page 72 that clearly shows how to
        arrive at the disclosed "after offering" ownership number.

Description of Securities, page 78

28.   Please expand your revision in response to prior comment 58 to clarify, if true, that the
        public Class A shareholders may not convert their shares into cash in connection with a
        vote on an amendment to your charter if such amendment is not approved by your
        stockholders. Alternatively, please disclose when the converting Class A shareholders
        will receive their cash payment relative to the vote on an amendment to your charter if
        such amendment is not approved by your shareholders. Also, disclose the amount of cash
        that the dissenting shareholders will receive in connection with an amendment to your
        certificate of incorporation.

Class B Common Stock, page 79

29.   Please address that part of prior comment 60 that asked you to clarify whether public
        shareholders' Class B stock will convert into Class A even if those shareholders elect to
        convert all of their Class A shares into cash in connection with a vote on an amendment
        to your charter.

30.   Your revised disclosure in response to prior comment 61 suggests that you will not
        engage in a business combination in which you will not be the surviving entity unless
        Class B holders receive the same per share consideration as Class A holders. If true,
        please include this in your list on page 59.

Exhibits

31.   Please tell us which exhibit will contain (1) the obligations mentioned in the last sentence
        of your response to prior comment 19, and (2) the underwriters' waiver mentioned in
        your addition in the last paragraph on page 56 in response to prior comment 46.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Burton at (202) 551-3626 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Jeffrey M. Gallant, Esq.
              Graubard Miller